Form U-3A-2

                                                              File No. 69-232

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

     1.  Claimant     - Southeastern Michigan Gas Enterprises, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - Holding Company

                        All subsidiaries (both first and second tier) are incorporated in Michigan.

         Subsidiaries - Southeastern Michigan Gas Company
                        2915 Lapeer Road
                        Port Huron, Michigan  48060

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in two service areas, one located in and about Port Huron in southeastern Michigan and the other located in and about Albion in south-central Michigan. The Company's general offices are located in Port Huron.

                        Michigan Gas Company
                        16587 Enterprise Drive
                        Three Rivers, Michigan  49093

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in the service area in the southwest portion of lower Michigan and the central and western area of the Upper Peninsula of Michigan. Also sells propane through a subsidiary.

                        Battle Creek Gas Company
                        55 Hamblin Avenue
                        Battle Creek, Michigan  49017

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in the service area in and about Battle Creek, Michigan.

                        SEMCO Energy Services, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - A diversified company with operations and investments in many segments of the natural gas industry. SEMCO's principal operating activity is natural gas marketing. SEMCO markets gas to approximately 150 customers located in several states. Its customers include industrial, commercial and municipal natural gas users, natural gas distribution companies and other marketers.

                        At 12/31/96 SEMCO had the following wholly-owned subdidiaries:

                            SEMCO Pipeline Company
                            SEMCO Gas Storage Company
                            SEMCO Arkansas Pipeline Company
                            SEMCO Gathering Company
                            Southeastern Financial Services, Inc. (SFS)
                            Southeastern Development Company (SEDCO)

                        SEMCO Pipeline Company principally holds investments in various transmission pipelines located in Michigan.

                        SEMCO Gas Storage Company holds an equity interest in a natural gas storage system located in Michigan.

                        SEMCO Arkansas Pipeline Company holds a general partnershp interest in a partnership which operates a pipeline crossing northern Arkansas.

                        SEMCO Gathering Company has no assets at this time.

                        Southeastern Financial Services, Inc. leases vehicles and data processing equipment primarily to affiliates.

                        Southeastern Development Company holds real property and related improvements held for resale and office properties leased to affiliates and third parties.

     2.  Properties of Claimant and Subsidiary Public Utility Companies.

         (a)  Claimant (Southeastern Michigan Gas Enterprises, Inc.) -

             The total properties of the Claimant consist of the Common Stock of Southeastern Michigan Gas Company, Michigan Gas Company, Battle Creek Gas Company, SEMCO Energy Services, Inc., leasehold improvements and office equipment.

         (b) Subsidiaries

             Southeastern Michigan Gas Company

             Southeastern Michigan Gas Company owns gas supply systems which include approximately 100 miles of transmission pipelines and 1,900 miles of distribution pipelines. The pipelines are located in southeastern Michigan (centered in and around the City of Port Huron) and south-central Michigan (centered in and around the City of Albion).

             Southeastern's underground storage system consists of six salt caverns and a depleted oil field, located in St. Clair County, Michigan, together with dehydration, measuring, compressor and transmission facilities. The aggregate working capacity of the system is approximately 3.4 billion cubic feet (Bcf), with a capacity to deliver 86 million cubic feet (MMcf) on a peak day. Underground storage services are provided to others on a short-term basis, depending on available capacity.

             Southeastern Michigan Gas Company also owns meters and service lines, gas regulating and metering stations, garages, warehouses and other buildings necessary and useful in the conduct of its business. The Company leases computer and transportation equipment.

             Southeastern Michigan Gas Company's distribution system and service lines are, for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by Southeastern Michigan Gas Company with permission or consent, except to an inconsequential extent, of the individual owners. Southeastern Michigan Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         Michigan Gas Company

             Michigan Gas Company owns gas supply systems located in the southwest portion of Michigan's lower peninsula and the central and western areas of Michigan's upper peninsula. The systems include approximately 2,100 miles of distribution pipeline, meters, service lines, gas regulating and metering stations, garages, warehouses, and other buildings necessary and useful in the conduct of its business. The Company leases computer equipment, transportation equipment, and certain buildings.

             Michigan Gas Company's distribution system and service lines are for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by Michigan Gas with permission or consent, except to an inconsequential extent, of individual owners. Michigan Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         Battle Creek Gas Company

             Battle Creek Gas Company owns gas supply systems which, include approximately 30 miles of transmission pipelines and 700 miles of distribution pipelines. The pipelines are located in southwestern Michigan (centered in and around the City of Battle Creek, Michigan).

             Battle Creek Gas Company owns and operates underground gas storage facilities in two depleted salt wells and a depleted gas field. The aggregate working capacity of the storage system is approximately 1.7 Bcf.

             Battle Creek Gas Company also owns meters and service lines, gas regulating and metering stations, garages, warehouses and other buildings necessary and useful in the conduct of its business. The Company leases computer and transportation equipment.

             Battle Creek Gas Company's distribution system and service lines are, for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by Battle Creek Gas Company with permission or consent, except to an inconsequential extent, of the individual owners. Battle Creek Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         All of these Subsidiaries' properties are located in the State of Michigan.

     3. The following information is submitted for the calendar year 1996 with respect to the Claimant and its subsidiary public utility companies:

                                          Claimant                                 Subsidiaries
                                       (Southeastern           Southeastern
                                        Michigan Gas             Michigan         Battle Creek          Michigan
                                      Enterprises Inc.)         Gas Company        Gas Company         Gas Company
(a) Mcf of Natural or manufactured
    gas distributed at retail               None              17,800,000 Mcf      6,400,000 Mcf      19,600,000 Mcf

(b) Mcf of natural or manufactured
    gas distributed at retail outside
    of the State in which each
    company is organized                    None                   None               None               None

(c) Mcf of natural or manufactured
    gas sold at wholesale outside
    the State in which each company
    is organized or at the State line       None                   None               None               None

(d) Mcf of natural or manufactured
    gas purchased outside the State
    in which each company is
    organized or at the State line          None              19,700,000 Mcf      6,800,000 Mcf      17,700,000 Mcf

     4.   Not Applicable.


                     EXHIBIT A - FINANCIAL STATEMENTS

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year accompanies this filing.


                    EXHIBIT B - FINANCIAL DATA SCHEDULE

     Financial Data Schedule showing consolidated Total Assets, Total Operating Revenues and Net Income.

                                 EXHIBIT C

     Not applicable.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.

                              SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                          (Name of Claimant)



                              By Robert F. Caldwell
                                 Executive Vice President and C.F.O.
Corporate Seal

Attest:



Sherry L. Abbott, Secretary

     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

    Robert F. Caldwell             Executive Vice President and C.F.O.
          (Name)                                 (Title)

               405 Water Street, Port Huron, Michigan  48060
                                 (Address)

Exhibit A

                                             SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                           CONSOLIDATED AND CONSOLIDATING INCOME STATEMENT
                                                          DECEMBER   1996
                                                       (Unaudited Statement)

                                   TWELVE MONTHS TO DATE                         LOCAL DISTRIBUTION COMPANIES
                                   ---------------------                    --------------------------------------     SEMCO
                                       1996          ELIM.        PARENT        SEMGC        BCGC         MIGC         ENERGY
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
OPERATING REVENUE:
 Gas sales revenue
  Residential                      $138,644,443  $          0  $         0  $59,319,438  $23,416,470  $ 55,908,535  $          0
  Commercial                         65,508,878             0            0   25,354,011    9,070,223    31,084,644             0
  Industrial                         15,217,832             0            0    2,776,295    1,840,594    10,600,943             0
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
                                   $219,371,153  $          0  $         0  $87,449,744  $34,327,287  $ 97,594,122  $          0
 Gas marketing                      311,384,729   (35,674,781)           0            0            0             0   347,059,510
 Transportation                      12,357,528             0            0    3,103,549    4,001,267     5,252,712             0
 Other operations                     4,516,656      (494,277)           0      381,672      410,564       464,739     3,753,958
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
  Total Operating Revenue          $547,630,066  $(36,169,058) $         0  $90,934,965  $38,739,118  $103,311,573  $350,813,468
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
OPERATING EXPENSES:
 Cost of Gas Sold                  $151,135,334  $          0  $         0  $57,242,512  $20,937,753  $ 72,955,069  $          0
 Cost of Gas Marketed               305,394,867   (35,674,781)           0            0            0             0   341,069,648
 Operations and Maintenance          40,669,092      (494,277)     173,968   15,175,221    7,102,622    13,552,584     5,158,974
 Depreciation                        11,317,329             0          185    4,476,725    2,060,142     3,868,083       912,194
 Income Taxes                         6,370,936     3,112,184   (3,365,218)   2,205,596    1,662,208     2,237,874       518,292
 Taxes Other Than Income              8,647,911             0       (1,481)   3,474,914    1,616,598     3,085,745       472,135
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
                                   $523,535,469  $(33,056,874) $(3,192,546) $82,574,968  $33,379,323  $ 95,699,355  $348,131,243
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
OPERATING INCOME:                  $ 24,094,597  $ (3,112,184) $ 3,192,546  $ 8,359,997  $ 5,359,795  $  7,612,218  $  2,682,225
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
Write-down of NOARK
 investment, net                   $(21,000,000) $          0  $         0  $         0  $         0  $          0  $(21,000,000)
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
Other Income (Loss), Net           $   (813,029) $ (5,779,768) $ 5,727,035  $    75,891  $   114,109  $   (302,858) $   (647,438)
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
Income Before Income Deductions    $  2,281,568  $ (8,891,952) $ 8,919,581  $ 8,435,888  $ 5,473,904  $  7,309,360  $(18,965,213)
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
INCOME DEDUCTIONS:
 Interest on Long-Term Debt        $  8,513,549  $ (4,374,000) $ 7,219,799  $ 1,863,000  $ 1,293,750  $  2,511,000  $          0
 Other Interest                       2,165,814    (4,517,952)   2,478,263      970,475    1,131,714       608,583     1,494,731
 Amortization of Debt Expense           373,477             0       51,229      117,216       30,864       174,168             0
 Dividends on Pref. Stock of SEMGC      193,826             0       15,818      178,008            0             0             0
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
                                   $ 11,246,666  $ (8,891,952) $ 9,765,109  $ 3,128,699  $ 2,456,328  $  3,293,751  $  1,494,731
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
Net Income Before Preferred
 Dividends and Extraordinary Item  $ (8,965,098) $          0  $  (845,528) $ 5,307,189  $ 3,017,576  $  4,015,609  $(20,459,944)
 Equity earnings of subs.          $          0  $  8,119,569  $(8,119,569) $         0  $         0  $          0  $          0
                                   ------------  ------------  -----------  -----------  -----------  ------------  ------------
Net Income for Common              $ (8,965,098) $  8,119,569  $(8,965,097) $ 5,307,189  $ 3,017,576  $  4,015,609  $(20,459,944)
                                   ============  ============  ===========  ===========  ===========  ============  ============

                                                  SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                                         CONSOLIDATED INCOME STATEMENT
                                                              DECEMBER 31, 1996
                                                            (Unaudited Statement)
                                                                TOTAL                                  TOTAL
TWELVE MONTHS TO DATE                  BCGC      PUSH-DOWN      BCGC           MIGC     PUSH-DOWN      MIGC
---------------------              -----------  -----------  -----------  ------------  ---------  ------------
OPERATING REVENUE:
 Gas sales revenue:
  Residential                      $23,416,470  $         0  $23,416,470  $ 55,908,535  $       0  $ 55,908,535
  Commercial                         9,070,223            0    9,070,223    31,084,644          0    31,084,644
  Industrial                         1,840,594            0    1,840,594    10,600,943          0    10,600,943
                                   -----------  -----------  -----------  ------------  ---------  ------------
                                   $34,327,287  $         0  $34,327,287  $ 97,594,122  $       0  $ 97,594,122
                                   -----------  -----------  -----------  ------------  ---------  ------------
 Gas Marketing                     $         0  $         0  $         0  $          0  $       0  $          0
 Transportation                      4,001,267            0    4,001,267     5,252,712          0     5,252,712
 Other Operations                      410,564            0      410,564       464,739          0       464,739
                                   -----------  -----------  -----------  ------------  ---------  ------------
  Total Operating Revenue          $38,739,118  $         0  $38,739,118  $103,311,573  $       0  $103,311,573
                                   -----------  -----------  -----------  ------------  ---------  ------------
OPERATING EXPENSES:
 Cost of Gas Sold                  $20,937,753  $         0  $20,937,753  $ 72,955,069  $       0  $ 72,955,069
 Cost of Gas Marketed                        0            0            0             0          0             0
 Operations                          6,448,885            0    6,448,885    12,348,165          0    12,348,165
 Maintenance                           653,737            0      653,737     1,204,419          0     1,204,419
 Depreciation                        1,950,293      109,849    2,060,142     3,868,083          0     3,868,083
 Income Taxes                        1,947,926     (285,718)   1,662,208     2,237,874          0     2,237,874
 Taxes Other Than Income             1,616,598            0    1,616,598     3,085,745          0     3,085,745
                                   -----------  -----------  -----------  ------------  ---------  ------------
                                   $33,555,192  $  (175,869) $33,379,323  $ 95,699,355  $       0  $ 95,699,355
                                   -----------  -----------  -----------  ------------  ---------  ------------
OPERATING INCOME:                  $ 5,183,926  $   175,869  $ 5,359,795  $  7,612,218  $       0  $  7,612,218
                                   -----------  -----------  -----------  ------------  ---------  ------------
Other Income (Loss), Net           $   114,109  $         0  $   114,109  $   (302,858) $       0  $   (302,858)
                                   -----------  -----------  -----------  ------------  ---------  ------------
Income Before Income Deductions    $ 5,298,035  $   175,869  $ 5,473,904  $  7,309,360  $       0  $  7,309,360
                                   -----------  -----------  -----------  ------------  ---------  ------------
INCOME DEDUCTIONS:
 Interest on Long-Term Debt        $         0  $ 1,293,750  $ 1,293,750   $ 2,511,000  $       0  $  2,511,000
 Other Interest                      1,131,714            0    1,131,714       608,583          0       608,583
 Amortization of Debt Expense                0       30,864       30,864       174,168          0       174,168
 Dividends on Preferred Stock                0            0            0             0          0             0
                                   -----------  -----------  -----------  ------------  ---------  ------------
                                   $ 1,131,714  $ 1,324,614  $ 2,456,328  $  3,293,751  $       0  $  3,293,751
                                   -----------  -----------  -----------  ------------  ---------  ------------
Net Income For Common              $ 4,166,321  $(1,148,745) $ 3,017,576  $  4,015,609  $       0  $  4,015,609
                                   ===========  ===========  ===========  ============  =========  ============

                                                    SEMCO ENERGY SERVICES, INC.
                                          CONSOLIDATED AND CONSOLIDATING INCOME STATEMENT
                                                          DECEMBER   1996
                                                       (Unaudited Statement)
TWELVE MONTHS TO DATE
---------------------
                       SEMCO Energy Services
                      ------------------------               SEMCO       SEMCO                                            SEMCO
                         Energy                   SEMCO       Gas       Arkansas                                        Consoli-
                        Marketing     Parent     Pipeline    Storage    Pipeline       SFS       SEDCO      Elim.        dating
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
GAS SALES REVENUE:
 Gas sales            $310,828,575  $        0  $        0  $      0  $          0  $       0  $      0  $         0  $310,828,575
 Gas sales to affil.    36,230,935           0           0         0             0          0         0            0    36,230,935
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
 Total gas sales rev. $347,059,510  $        0  $        0  $      0  $          0  $       0  $      0  $         0  $347,059,510
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
COST OF GAS SOLD:
 Cost of gas sold     $334,718,847  $        0  $        0  $      0  $          0  $       0  $      0  $         0  $334,718,847
 Transportation exp.     6,350,801           0           0         0             0          0         0            0     6,350,801
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
 Total cost of
  gas sold            $341,069,648  $        0  $        0  $      0  $          0  $       0  $      0  $         0  $341,069,648
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
GROSS MARGIN ON
 GAS SALES            $  5,989,862  $        0  $        0  $      0  $          0  $       0  $      0  $         0  $  5,989,862
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
OTHER OPERATING REV.:
 Gas transmission     $          0  $        0  $2,421,539  $      0  $          0  $       0  $      0  $         0  $  2,421,539
 Gas gathering                   0           0     648,535         0             0          0         0            0       648,535
 Gas & oil product.              0     184,226           0         0             0          0     5,492            0       189,718
 Other                           0           0           0         0             0    285,041   209,125            0       494,166
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
 Total other
  operating revenue   $          0  $  184,226  $3,070,074  $      0  $          0  $ 285,041  $214,617  $         0  $  3,753,958
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
 Total operating rev. $  5,989,862  $  184,226  $3,070,074  $      0  $          0  $ 285,041  $214,617  $         0  $  9,743,820
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
OTHER OPERATING EXP.:
 Operation expense    $  3,871,439  $   46,397  $  588,766  $ 49,472  $    227,924  $ 217,977  $156,998  $         0  $  5,158,973
 Depreciation & amor.       40,504      24,203     625,927     2,741         6,240    176,721    35,858            0       912,194
 General taxes              29,151      34,445     329,942     2,600          (191)    45,929    30,260            0       472,136
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
 Total other
  operating expense   $  3,941,094  $  105,045  $1,544,635  $ 54,813  $    233,973  $ 440,627  $223,116  $         0  $  6,543,303
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
PRETAX OPERATING INC. $  2,048,768  $   79,181  $1,525,439  $(54,813) $   (233,973) $(155,586) $ (8,499) $         0  $  3,200,517
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
OTHER INCOME, NET:
 Gross equity income  $          0  $        0  $   66,928  $802,750  $(34,925,411) $       0  $      0  $         0  $(34,055,733)
 Taxes on equity inc.            0           0      (6,300) (280,963)   12,223,570          0         0            0    11,936,307
 AFUDC and other inc.       66,446   1,410,244           0    30,039       626,216    244,981   176,656   (1,822,811)      731,771
 Taxes on other inc.       (21,099)          0      (9,425)        0      (219,175)    (5,635)  (10,084)           0      (265,418)
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
 Total other
  income, net         $     45,347  $1,410,244  $   51,203  $551,826  $(22,294,800) $ 239,346  $166,572  $(1,822,811) $(21,653,073)
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
EARNINGS BEFORE
 INTEREST & TAXES     $  2,094,115  $1,489,425  $1,576,642  $497,013  $(22,528,773) $  83,760  $158,073  $(1,822,811) $(18,452,556)

 Interest expense     $    467,064  $1,494,084  $  484,391  $  6,271  $    865,572  $       0  $    158  $(1,822,811) $  1,494,729
 Income taxes              557,758    (155,856)    380,028   (16,691)     (359,413)    25,732    81,099            0       512,657
                      ------------  ----------  ----------  --------  ------------  ---------  --------  -----------  ------------
NET INCOME (LOSS)     $  1,069,293  $  151,197  $  712,223  $507,433  $(23,034,932) $  58,028  $ 76,816  $         0  $(20,459,942)
                      ============  ==========  ==========  ========  ============  =========  ========  ===========  ============

                                               SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                              CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER    1996
                                                        (Unaudited Statement)
                                                                                   LOCAL DISTRIBUTION COMPANIES
                                                                              ---------------------------------------     SEMCO
 ASSETS                               1996           ELIM.         PARENT         SEMGC         BCGC         MIGC         ENERGY
 ------                            ------------  -------------  ------------  ------------  -----------  ------------  ------------
UTILITY PLANT:
 Plant in Service, at Cost         $340,674,716  $           0  $          0  $159,110,627  $56,071,158  $109,183,455  $ 16,309,476
 Construction Work in Progress        2,103,443              0             0        16,003    2,013,019        74,421             0
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                   $342,778,159  $           0  $          0  $159,126,630  $58,084,177  $109,257,876  $ 16,309,476
  Less-Accumulated Depreciation      96,390,802              0             0    60,802,942    8,445,470    23,560,242     3,582,148
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
   Net Utility Plant               $246,387,357  $           0  $          0  $ 98,323,688  $49,638,707  $ 85,697,634  $ 12,727,328
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
OTHER PROPERTY, NET:
 Other Property, Gross             $ 14,281,105  $           0  $  1,833,568  $    588,544  $    49,934  $    222,741  $ 11,586,318
 Less-Accumulated Depreciation        4,696,522              0       763,045       148,792            0        39,042     3,745,643
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                   $  9,584,583  $           0  $  1,070,523  $    439,752  $    49,934  $    183,699  $  7,840,675
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
CURRENT ASSETS:
 Cash                              $ 10,231,743  $           0  $  9,751,353  $     93,148  $    63,894  $     52,146  $    271,202
 Accounts receivable:
   Accounts Rec. - Non-Affiliate     44,832,086       (349,131)            0    12,272,171    5,257,598    13,593,623    14,057,825
   Accounts Rec. - Affiliate                  0     (4,478,859)      332,381        27,369      206,492             0     3,912,617
   Less-Reserve for Uncollectibles    1,247,388              0             0       476,203      168,984       340,686       261,515
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                     43,584,698     (4,827,990)      332,381    11,823,337    5,295,106    13,252,937    17,708,927
 Notes Receivable Affiliate                   0   (160,403,778)  160,403,778             0            0             0             0
 Accrued Utility Revenue             76,548,801              0             0     6,997,568    2,398,263     8,501,779    58,651,191
 Materials and Supplies               3,025,138              0             0     1,633,655      581,165       810,318             0
 Gas in Storage                      33,596,652              0             0     8,518,187    6,859,505    10,233,850     7,985,110
 Prepaid Property Taxes               1,668,293              0        33,358     1,614,986            0             0        19,949
 Prepayments                          8,371,738              0       350,777       207,014       93,395       230,970     7,489,582
 Other Current Assets                13,791,023              0             0     3,627,300    3,375,695     6,788,028             0
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
Total Current Assets               $190,818,086  $(165,231,768) $170,871,647  $ 34,515,195  $18,667,023  $ 39,870,028  $ 92,125,961
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
INVESTMENT IN SUBSIDIARIES:
 Southeastern Michigan Gas Co      $          0  $ (41,645,606) $ 41,645,606  $          0  $         0  $          0  $          0
 Battle Creek Gas Company                     0    (17,135,320)   17,135,320             0            0             0             0
 Michigan Gas Company                         0    (45,622,168)   45,622,168             0            0             0             0
 SEMCO Energy Services                        0      8,172,092    (8,172,092)            0            0             0             0
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                   $          0  $ (96,231,002) $ 96,231,002  $          0  $         0  $          0  $          0
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
DEFERRED CHARGES:
 Unamortized Debt Expense          $  5,328,299  $           0  $    720,975  $  1,602,032  $   624,996  $  2,380,296  $          0
 Deferred Gas Charges                   289,570              0             0             0            0       289,570             0
 Advances to Equity Investees         5,062,000              0             0             0            0             0     5,062,000
 Other Deferred Charges              20,445,477              0       576,118    10,508,318    2,861,358     6,355,537       144,146
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                   $ 31,125,346  $           0  $  1,297,093  $ 12,110,350  $ 3,486,354  $  9,025,403  $  5,206,146
                                   ------------  -------------  ------------  ------------  -----------  ------------  ------------
TOTAL ASSETS                       $477,915,372  $(261,462,770) $269,470,265  $145,388,985  $71,842,018  $134,776,764  $117,900,110
                                   ============  =============  ============  ============  ===========  ============  ============

                                            SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                                    CONSOLIDATED BALANCE SHEET
                                                         DECEMBER 31, 1996
                                                       (Unaudited Statement)
     ASSETS                                          BCGC      PUSH-DOWN        BCGC          MIGC        PUSH-DOWN        MIGC
     ------                                      -----------  ------------   -----------  ------------  ------------   ------------
UTILITY PLANT:
 Plant in Service, at Cost                       $67,688,021  $(11,616,863)  $56,071,158  $127,300,346  $(18,116,891)  $109,183,455
 Construction Work in Progress                     2,013,019             0     2,013,019        74,421             0         74,421
                                                 -----------  ------------   -----------  ------------  ------------   ------------
                                                 $69,701,040  $(11,616,863)  $58,084,177  $127,374,767  $(18,116,891)  $109,257,876
 Less-Accumulated Depreciation                    22,062,259   (13,616,789)    8,445,470    41,677,133   (18,116,891)    23,560,242
                                                 -----------  ------------   -----------  ------------  ------------   ------------
                                                 $47,638,781  $  1,999,926   $49,638,707  $ 85,697,634  $          0   $ 85,697,634
                                                 -----------  ------------   -----------  ------------  ------------   ------------
OTHER PROPERTY, NET:
 Other Property, Gross                           $    26,811  $     23,123   $    49,934  $    222,741  $          0   $    222,741
 Less-Accumulated Depreciation                             0             0             0        39,042             0         39,042
                                                 -----------  ------------   -----------  ------------  ------------   ------------
                                                 $    26,811  $     23,123   $    49,934  $    183,699  $          0   $    183,699
                                                 -----------  ------------   -----------  ------------  ------------   ------------
CURRENT ASSETS:
 Cash                                            $    63,894  $          0   $    63,894  $     52,146  $          0   $     52,146
 Accounts receivable:
  Accounts Receivable - Non-Affiliate              5,257,598             0     5,257,598    13,593,623             0     13,593,623
  Accounts Receivable - Affiliate                    206,492             0       206,492             0             0              0
  Less-Reserve for Uncollectibles                    168,984             0       168,984       340,686             0        340,686
                                                 -----------  ------------   -----------  ------------  ------------   ------------
                                                   5,295,106             0     5,295,106    13,252,937             0     13,252,937
 Notes Receivable Affiliate                                0             0             0             0             0              0
 Accrued Utility Revenue                           2,398,263             0     2,398,263     8,501,779             0      8,501,779
 Materials and Supplies                              581,165             0       581,165       810,318             0        810,318
 Gas in Storage                                    6,255,727       603,778     6,859,505    10,233,850             0     10,233,850
 Prepaid Property Taxes                                    0             0             0             0             0              0
 Prepayments                                          93,395             0        93,395       230,970             0        230,970
 Other Current Assets                              3,375,695             0     3,375,695     6,788,028             0      6,788,028
                                                 -----------  ------------   -----------  ------------  ------------   ------------
Total Current Assets                             $18,063,245  $    603,778   $18,667,023  $ 39,870,028  $          0   $ 39,870,028
                                                 -----------  ------------   -----------  ------------  ------------   ------------
DEFERRED CHARGES:
 Unamortized Debt Expense                        $         0  $    624,996   $   624,996  $  2,380,296  $          0   $  2,380,296
 Deferred Gas Charges                                      0             0             0       289,570             0        289,570
 Other Deferred Charges                            2,861,358             0     2,861,358     6,355,537             0      6,355,537
                                                 -----------  ------------   -----------  ------------  ------------   ------------
                                                 $ 2,861,358  $    624,996   $ 3,486,354  $  9,025,403  $          0   $  9,025,403
                                                 -----------  ------------   -----------  ------------  ------------   ------------
TOTAL ASSETS                                     $68,590,195  $  3,251,823   $71,842,018  $134,776,764  $          0   $134,776,764
                                                 ===========  ============   ===========  ============  ============   ============

                                                      SEMCO ENERGY SERVICES, INC.
                                              CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER    1996
                                                        (Unaudited Statement)
ASSETS
------
                   SEMCO Energy Services
                 -------------------------                 SEMCO       SEMCO                                             SEMCO
                   Energy                     SEMCO         Gas      Arkansas                                           Consoli-
                  Marketing      Parent      Pipeline     Storage    Pipeline       SFS        SEDCO        Elim.        dating
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
UTILITY PLANT:
 Gathering
  plant
  at cost        $         0  $          0  $ 2,451,908  $        0 $        0  $        0  $        0  $          0  $  2,451,908
 Transmission
  plant at cost            0             0   13,857,568           0          0           0           0             0    13,857,568
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
 Total utility
  plant at cost  $         0  $          0  $16,309,476  $        0 $        0  $        0  $        0  $          0  $ 16,309,476
 Less-accum.
  depre.                   0             0    3,582,158           0          0           0           0             0     3,582,148
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
 Net utility
  plant          $         0  $          0  $12,727,328  $        0 $        0  $        0  $        0  $          0  $ 12,727,328
OTHER PHYSICAL
 PROPERTY, net         1,271       247,555      945,833   4,238,313          0     286,537   2,121,167             0     7,840,676
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
 Total plant &
  prop. in serv. $     1,271  $    247,555  $13,673,161  $4,238,313 $        0  $  286,537  $2,121,167  $          0  $ 20,568,004
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
CURRENT ASSETS:
 Cash and temp.
  investment     $   235,116  $      9,642  $   (13,291) $      322 $   (2,720) $   38,027  $    4,105  $          0  $    271,201
 Accounts rec.    13,395,750             0       71,444           0          0     242,979     347,652             0    14,057,825
 Accts. rec.
  affiliates       3,912,617             0            0           0          0           0           0             0     3,912,617
 Intercompany
  accts. rec.              0    35,064,536            0     562,559          0   2,635,909   1,799,754   (39,962,758)            0
 Reserve for
  doubtful
  accts.            (225,000)            0            0           0          0     (36,515)          0             0      (261,515)
 Unbilled rev.    58,651,191             0            0           0          0           0           0             0    58,651,191
 Mater. &
  supplies                 0             0            0           0          0           0           0             0             0
 Gas in
  underground
  storage          7,985,110             0            0           0          0           0           0             0     7,985,110
 Prepaid exp.         85,931        16,378            0           0          0         828      19,949             0       123,086
 Margin deposits   7,386,445             0            0           0          0           0           0             0     7,386,445
 Misc. curr.
  assets                   0             0            0           0          0           0           0             0             0
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
 Total curr.
  assets         $91,427,160  $ 35,090,556  $    58,153  $  462,881 $   (2,720) $2,881,228  $2,171,460  $(39,962,758) $ 92,125,960
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
INVESTMENTS IN
 SUBSIDIARIES    $         0  $(13,709,154) $         0  $        0 $        0  $        0  $        0  $ 13,709,154  $          0
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
DEFERRED
 CHARGES
 AND OTHER
 ASSETS:
  Advances to
   equity
   investees               0             0            0           0  5,062,000           0           0             0     5,062,000
  Other                    0             0       50,064         244     93,838           0           0             0       144,146
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
  Total deferred
   charges &
   other assets  $         0  $          0  $    50,064  $      244 $5,155,838  $        0  $        0  $          0  $  5,206,146
                 -----------  ------------  -----------  ---------- ----------  ----------  ----------  ------------  ------------
TOTAL ASSETS     $91,428,431  $ 21,628,957  $13,781,378  $4,701,438 $5,153,118  $3,167,765  $4,292,627  $(26,253,604) $117,900,110
                 ===========  ============  ===========  ========== ==========  ==========  ==========  ============  ============

                                              SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                             CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER   1996
                                                        (Unaudited Statement)
                                                                                  LOCAL DISTRIBUTION COMPANIES
STOCKHOLDERS' INVESTMENT                                                     ---------------------------------------     SEMCO
  AND LIABILITIES:                   1996           ELIM.         PARENT         SEMGC         BCGC         MIGC         ENERGY
------------------------          ------------  -------------  ------------  ------------  -----------  ------------  ------------
COMMON STOCK EQUITY:
 Common stock, par $1             $ 12,400,331  $  (7,929,130) $ 12,400,331  $  7,477,030  $         0  $        100  $    452,000
 Capital surplus                    79,488,420    (74,305,324)   79,632,812    12,550,986   26,599,518    30,919,186     4,091,242
 Retained earnings                  (1,507,157)   (13,996,548)   (1,507,157)   21,473,198   (9,464,198)   14,702,882   (12,715,334)
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                  $ 90,381,594  $ (96,231,002) $ 90,525,986  $ 41,501,214  $17,135,320  $ 45,622,168  $ (8,172,092)
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
 Preferred stock, par $1          $      6,751  $           0  $      6,751  $          0  $         0  $          0  $          0
 Premium on preferred                  162,024              0       162,024             0            0             0             0
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
Cumulative Conv. Preferred
 Equity                           $    168,775  $           0  $    168,775  $          0  $         0  $          0  $          0
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
 Preferred stock, par $100        $  3,100,000  $           0  $          0  $  3,100,000  $         0  $          0  $          0
 Preferred stock expense                     0              0             0             0            0             0             0
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
Cumul. Preferred Stock of SEMGC   $  3,100,000  $           0  $          0  $  3,100,000  $         0  $          0  $          0
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
LONG TERM DEBT:
 Long-term debt                   $103,573,000  $ (54,000,000) $ 88,573,000  $ 23,000,000  $15,000,000  $ 31,000,000  $          0
 Long term debt-ESOT                         0              0             0             0            0             0             0
 Capital lease obligation            4,539,279              0        76,710     2,318,401      809,148     1,302,623        32,397
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                  $108,112,279  $ (54,000,000) $ 88,649,710  $ 25,318,401  $15,809,148  $ 32,302,623  $     32,397
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
Total Capitalization              $201,762,648  $(150,231,002) $179,344,471  $ 69,919,615  $32,944,468  $ 77,924,791  $ (8,139,695)
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
CURRENT LIABILITIES:
 Cur. Mat. of Long-term debt      $          0  $           0  $          0  $          0  $         0  $          0  $          0
 Notes Payable Nonaffiliates        91,100,000              0    91,100,000             0            0             0             0
 Notes Payable Affililiates                  0   (106,403,778)            0    29,432,373   22,515,115    24,631,290    29,825,000
 Accounts Payable Nonaffiliates     91,361,502       (349,131)      953,085    11,081,897    2,169,952    10,213,967    67,291,732
 Accounts Payable Affiliates                 0     (4,478,859)            0     2,202,437    1,704,657         5,523       566,242
 Customer Advance Payments           5,612,276              0             0     2,889,252      609,886     2,113,138             0
 General Taxes Accrued                 827,659              0         5,092       145,255       10,103       105,562       561,647
 Income Taxes Accrued                 (585,070)             0    (4,581,214)    1,932,568      860,764     1,339,414      (136,602)
 Interest accrued                    1,271,590              0     1,271,590             0            0             0             0
 Amounts Payable to Customers                0              0             0             0            0             0             0
 Accum. Deferred FIT - Current        (364,395)             0       (58,085)       48,103       33,630      (388,043)            0
 GCR, liability                              0              0             0             0            0             0             0
 Gas costs                             890,255              0             0       328,117       44,691       517,447             0
 Other current liabilities           6,107,443              0       506,372     2,396,605      896,772       903,015     1,404,679
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
  Total Current Liabilities       $196,221,260  $(111,231,768) $ 89,196,840  $ 50,456,607  $28,845,570  $ 39,441,313  $ 99,512,698
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
DEFERRED CREDITS:
 Accum. deferred FIT - Deferred   $ 10,112,672  $           0  $   (202,409) $  4,643,163  $ 5,634,415  $  6,894,115  $ (6,856,612)
 Unamortized ITC                     2,781,829              0             0     1,859,335       45,601       876,893             0
 Customer adv. for construction      8,621,223              0             0     5,853,040      267,501     2,500,682             0
 Deferred gas costs                          0              0             0             0            0             0             0
 Regulatory, liability               4,875,181              0             0     3,567,060    1,308,121             0             0
 Other                              53,540,559              0     1,131,363     9,090,165    2,796,342     7,138,970    33,383,719
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
                                  $ 79,931,464  $           0  $    928,954  $ 25,012,763  $10,051,980  $ 17,410,660  $ 26,527,107
                                  ------------  -------------  ------------  ------------  -----------  ------------  ------------
TOTAL CAPITALIZATION AND
 LIABILITIES                      $477,915,372  $(261,462,770) $269,470,265  $145,388,985  $71,842,018  $134,776,764  $117,900,110
                                  ============  =============  ============  ============  ===========  ============  ============

                                            SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                                    CONSOLIDATED BALANCE SHEET
                                                         DECEMBER 31, 1996
                                                       (Unaudited Statement)
STOCKHOLDERS' INVESTMENT AND LIABILITIES            BCGC       PUSH-DOWN        BCGC         MIGC        PUSH-DOWN        MIGC
----------------------------------------        -----------  ------------   -----------  ------------  ------------   ------------
COMMON STOCK EQUITY:
  Common stock, par $1                          $     2,932  $     (2,932)  $         0  $        100  $          0   $        100
  Capital surplus                                 4,991,102    21,608,416    26,599,518    29,432,868     1,486,318     30,919,186
  Retained earnings                              21,984,009   (31,448,207)   (9,464,198)   16,189,200    (1,486,318)    14,702,882
                                                -----------  ------------   -----------  ------------  ------------   ------------
                                                $26,978,043  $ (9,842,723)  $17,135,320  $ 45,622,168  $          0   $ 45,622,168
                                                -----------  ------------   -----------  ------------  ------------   ------------
LONG TERM DEBT:
  Long-term debt                                $         0  $ 15,000,000   $15,000,000  $ 31,000,000  $          0   $ 31,000,000
  Long term debt-ESOT                                     0             0             0             0             0              0
  Capital lease obligation                          809,148             0       809,148     1,302,623             0      1,302,623
                                                -----------  ------------   -----------  ------------  ------------   ------------
                                                $   809,148  $ 15,000,000   $15,809,148  $ 32,302,623  $          0   $ 32,302,623
                                                -----------  ------------   -----------  ------------  ------------   ------------
Total Capitalization                            $27,787,191  $  5,157,277   $32,944,468  $ 77,924,791  $          0   $ 77,924,791
                                                -----------  ------------   -----------  ------------  ------------   ------------
CURRENT LIABILITIES:
  Maturities of Long-term debt                  $         0  $          0   $         0  $          0  $          0   $          0
  Notes payable nonaffiliates                             0             0             0             0             0              0
  Notes payable affiliates                       22,515,115             0    22,515,115    24,631,290             0     24,631,290
  Account payable nonaffiliates                   2,169,952             0     2,169,952    10,213,967             0     10,213,967
  Accounts payable affililates                    1,704,657             0     1,704,657         5,523             0          5,523
  Customer advance payments                         609,886             0       609,886     2,113,138             0      2,113,138
  General taxes accrued                              10,103             0        10,103       105,562             0        105,562
  Income taxes accrued                              860,764             0       860,764     1,339,414             0      1,339,414
  Interest accrued                                        0             0             0             0             0              0
  Amounts payable to customers                            0             0             0             0             0              0
  Accumulated deferred FIT - current               (177,693)      211,323        33,630      (388,043)            0       (388,043)
  GCR, liability                                          0             0             0             0             0              0
  Gas costs                                          44,691             0        44,691       517,447             0        517,447
  Other current liabilities                         896,772             0       896,772       903,015             0        903,015
                                                -----------  ------------   -----------  ------------  ------------   ------------
   Total current liabilities                    $28,634,247  $    211,323   $28,845,570  $ 39,441,313  $          0   $ 39,441,313
                                                -----------  ------------   -----------  ------------  ------------   ------------
 DEFERRED CREDITS:
  Accumulated deferred FIT - Deferred           $ 5,968,607  $   (334,192)  $ 5,634,415  $  6,894,115  $          0   $  6,894,115
  Unamortized ITC                                   680,613      (635,012)       45,601       876,893             0        876,893
  Customer advances for construction                267,501             0       267,501     2,500,682             0      2,500,682
  Deferred gas costs                                      0             0             0             0             0              0
  Regulatory, liability                           1,308,121             0     1,308,121             0             0              0
  Other                                           3,943,915    (1,147,573)    2,796,342     7,138,970             0      7,138,970
                                                -----------  ------------   -----------  ------------  ------------   ------------
                                                $12,168,757  $ (2,116,777)  $10,051,980  $ 17,410,660  $          0   $ 17,410,660
                                                -----------  ------------   -----------  ------------  ------------   ------------
TOTAL CAPITALIZATION AND LIABILITIES            $68,590,195  $  3,251,823   $71,842,018  $134,776,764  $          0   $134,776,764
                                                ===========  ============   ===========  ============  ============   ============

                                                     SEMCO ENERGY SERVICES, INC.
                                             CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER   1996
                                                        (Unaudited Statement)
STOCKHOLDERS' INVESTMENT
  AND LIABILITIES:
------------------------
                  SEMCO Energy Services
                -------------------------                SEMCO        SEMCO                                              SEMCO
                   Energy                     SEMCO       Gas       Arkansas                                            Consoli-
                 Marketing      Parent      Pipeline    Storage     Pipeline       SFS        SEDCO        Elim.         dating
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
STOCKHOLDERS
INVESTMENT:
 Common stock   $         0  $      1,000  $     1,000 $    1,000 $      1,000  $  250,000  $  201,000  $     (3,000) $    452,000
 Cap. surplus             0     1,500,000    1,101,603          0            0     358,296   2,232,946    (1,101,604)    4,091,241
 Retained earn.   2,159,585   (15,637,500)   5,404,488  3,552,343  (27,062,593)  2,048,208   2,006,378    14,813,758   (12,715,333)
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
 Total stock-
  holders
  invest.       $ 2,159,585  $(14,136,500) $ 6,507,091 $3,553,343 $(27,061,593) $2,656,504  $4,440,324  $ 13,709,154  $ (8,172,092)
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
LONG TERM DEBT  $         0  $     32,396  $         0 $        0 $          0  $        0  $        0  $          0  $     32,396
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
 Total capital. $ 2,159,585  $(14,104,104) $ 6,507,091 $3,553,343 $(27,061,593) $2,656,504  $4,440,324  $ 13,709,154  $ (8,139,696)
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
CURRENT LIAB.
 Notes payable
  to banks      $         0  $          0  $         0 $        0 $          0  $        0  $        0  $          0  $          0
 Notes payable
  to affil.               0    29,825,000            0          0            0           0           0             0    29,825,000
 Accts. payable  67,282,232         6,529            0          0            0          25       2,946             0    67,291,732
 Accts. payable
  to affiliates      70,707       427,008       66,643          0            0       1,074         811             0       566,243
 Accounts/notes
  payable
  interco.       20,008,906     4,898,223    4,775,816          0   10,279,813           0           0   (39,962,758)            0
 Accrued gen.
  taxes             302,550        11,055      228,935          0           82       3,920      15,103             0       561,645
 Accrued inc.
  taxes             738,865      (142,055)     542,867    463,070   (2,221,626)    250,485     231,793             0      (136,601)
 Accrued int.             0             0            0          0            0           0           0             0             0
 Accum. defer.
  income taxes            0             0            0          0            0           0           0             0             0
 Other cur.
  liab.             865,586       534,520            0          0        4,573           0           0             0     1,404,679
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
  Total cur.
   liab.        $89,268,846  $ 35,560,280  $ 5,614,261 $  463,070 $  8,062,842  $  255,504  $  250,653  $(39,952,758) $ 99,512,698
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
DEFERRED AND
 OTHER CREDITS:
  Accum. defer.
   income taxes $         0  $   (268,939) $ 1,660,026 $  685,025 $ (8,790,131) $  255,757  $ (398,350) $          0  $ (6,856,612)
  Other                   0       441,720            0          0   32,942,000           0           0             0    33,383,720
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
  Total defer.
   & other
   credits      $         0  $    172,781  $ 1,660,026 $  685,025 $ 24,151,869  $  255,757  $ (398,350) $          0  $ 26,527,108
                -----------  ------------  ----------- ---------- ------------  ----------  ----------  ------------  ------------
TOTAL STOCK-
 HOLDERS
 INVEST. AND
 LIABILITIES    $91,428,431  $ 21,628,957  $13,781,378 $4,701,438 $  5,153,118  $3,167,765  $4,292,627  $(26,253,604) $117,900,110
                ===========  ============  =========== ========== ============  ==========  ==========  ============  ============

                                     SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                             CONSOLIDATED AND CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                  DECEMBER 31, 1996
                                                (Unaudited Statement)
                                                                                    LOCAL DISTRIBUTION COMPANIES
                                                                               -------------------------------------
                                                                                  SEM          B C          MICH       SEMCO
                                          TOTAL        ELIM.         PARENT      GAS CO       GAS CO       GAS CO      ENERGY
                                       -----------  ------------  -----------  -----------  -----------  -----------  ----------
Beginning of Year                      $17,127,611  $(31,866,118) $17,127,611  $20,566,009  $(8,881,774) $12,437,273  $  7,744,610

 Year to Date Net Income                (8,965,098)    8,119,569   (8,965,097)   5,307,189    3,017,576    4,015,609   (20,459,944)
 Cash Dividends on Common               (9,669,671)    9,750,000   (9,669,671)  (4,400,000)  (3,600,000)  (1,750,000)            0
                                       -----------  ------------  -----------  -----------  -----------  -----------  ------------
End of Year To Date                    $(1,507,158) $(13,996,549) $(1,507,157) $21,473,198  $(9,464,198) $14,702,882  $(12,715,334)
                                       ===========  ============  ===========  ===========  ===========  ===========  ============

                                              SEMCO ENERGY SERVICES, INC.
                             CONSOLIDATED AND CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                  DECEMBER 31, 1996
                                                (Unaudited Statement)

                      SEMCO Energy Services
                     ------------------------              SEMCO        SEMCO                                            SEMCO
                      Energy                   SEMCO        Gas        Arkansas                                         Consoli-
                     Marketing     Parent     Pipeline    Storage      Pipeline       SFS        SEDCO       Elim.       dating
                     ----------  ----------  ----------  ----------  ------------  ---------- ---------- ------------ -----------
Beginning of Year    $1,090,292  $4,822,443  $4,692,265  $3,044,910  $ (4,027,661) $1,990,180 $1,929,562 $(5,797,382) $  7,744,609

Additions:
 Net income (loss)    1,069,293     151,197     712,223     507,433   (23,034,932)     58,028     76,816           0   (20,459,942)

Deductions:                   0           0           0           0             0           0          0           0             0
                     ----------  ----------  ----------  ----------  ------------  ---------- ---------- -----------  ------------
End of Year To Date  $2,159,585  $4,973,640  $5,404,488  $3,552,343  $(27,062,593) $2,048,208 $2,006,378 $(5,797,382) $(12,715,333)
                     ==========  ==========  ==========  ==========  ============  ========== ========== ===========  ============

                                          SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                   CONSOLIDATED AND CONSOLIDATING STATEMENT OF CAPITAL SURPLUS
                                             FOR THE YEAR ENDED DECEMBER 31, 1996
                                                           UNAUDITED
                                                           ---------
                                                                                            NATURAL GAS GROUP
                                                                                  -------------------------------------
                                                                                     SEM           B C          MICH       SEMCO
                                             TOTAL         ELIM.        PARENT      GAS CO        GAS CO       GAS CO      ENERGY
                                          -----------  ------------  -----------  -----------  -----------  -----------  ----------
CAPITAL SURPLUS - BEGINNING OF YEAR       $80,546,028  $(73,475,189) $80,690,420  $12,550,986  $25,769,383  $30,919,186  $4,091,242
                                          -----------  ------------  -----------  -----------  -----------  -----------  ----------
ADD -
  Excess of common stock issued in
    connection with dividend
    reinvestment plan over par value      $ 4,851,614  $          0  $ 4,851,614  $         0  $         0  $         0  $        0

  Excess of common stock issued in
    connection with conversion of
    preferred shares over par value             2,800             0        2,800            0            0            0           0
                                          -----------  ------------  -----------  -----------  -----------  -----------  ----------
                                          $ 4,854,414  $          0  $ 4,854,414  $         0  $         0  $         0  $        0
                                          -----------  ------------  -----------  -----------  -----------  -----------  ----------

DEDUCT -
  Issuance of 5% stock dividend           $   589,897  $          0  $   589,897  $         0  $         0  $         0  $        0

  Excess of common stock repurchased
    over par value                          5,309,568             0    5,309,568            0            0            0           0

  Stock registration costs                     12,557             0       12,557            0            0            0           0

                                          -----------  ------------  -----------  -----------  -----------  -----------  ----------
                                          $ 5,912,022  $          0  $ 5,912,022  $         0  $         0  $         0  $        0
                                          -----------  ------------  -----------  -----------  -----------  -----------  ----------
CAPITAL SURPLUS - END OF YEAR             $79,488,420  $(73,475,189) $79,632,812  $12,550,986  $25,769,383  $30,919,186  $4,091,242
                                          ===========  ============  ===========  ===========  ===========  ===========  ==========

